# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apollomics Inc., CIK 0001944885
CUSIP: G0411D107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd.,, Suite 220, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 06/05/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-017423
Filed by CIK 0002010955

## Reporting persons
- Alpha Intelligence Enterprises Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of June 5, 2024, Alpha Intelligence Enterprises Limited ("Alpha Intelligence") held 5,487,852 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Apollomics Inc. (the "Issuer"), constituting approximately 4.99% of the issued and outstanding Class A Ordinary Shares of the Issuer (the "Shares"). Since September 26, 2024, Alpha Intelligence no longer holds any Class A Ordinary Shares or securities or other instruments convertible into Class A Ordinary Shares.
- Shanghai Yuqi Technology Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of June 5, 2024, Alpha Intelligence Enterprises Limited ("Alpha Intelligence") held 5,487,852 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Apollomics Inc. (the "Issuer"), constituting approximately 4.99% of the issued and outstanding Class A Ordinary Shares of the Issuer (the "Shares"). Since September 26, 2024, Alpha Intelligence no longer holds any Class A Ordinary Shares or securities or other instruments convertible into Class A Ordinary Shares.
  
  Shanghai Yuqi Technology Partnership (Limited Partnership) ("Yuqi") is the sole member of Alpha Intelligence, and in such capacity, Yuqi exercises control over the appointment of directors of Alpha Intelligence, who, according to Article 9.1 of the Articles of Association of Alpha Intelligence, has all the powers necessary for managing, and for directing and supervising, the business, and affairs of Alpha Intelligence. Such power is not interpreted by Alpha Intelligence to include the voting or disposition powers over the Shares. Yuqi, by virtue of being the sole member of Alpha Intelligence, may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
- CMB Financial Holding (Shenzhen) Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of June 5, 2024, Alpha Intelligence Enterprises Limited ("Alpha Intelligence") held 5,487,852 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Apollomics Inc. (the "Issuer"), constituting approximately 4.99% of the issued and outstanding Class A Ordinary Shares of the Issuer (the "Shares"). Since September 26, 2024, Alpha Intelligence no longer holds any Class A Ordinary Shares or securities or other instruments convertible into Class A Ordinary Shares.
  
  Shanghai Yuqi Technology Partnership (Limited Partnership) ("Yuqi") is the sole member of Alpha Intelligence, and in such capacity, Yuqi exercises control over the appointment of directors of Alpha Intelligence, who, according to Article 9.1 of the Articles of Association of Alpha Intelligence, has all the powers necessary for managing, and for directing and supervising, the business, and affairs of Alpha Intelligence. Such power is not interpreted by Alpha Intelligence to include the voting or disposition powers over the Shares. Yuqi, by virtue of being the sole member of Alpha Intelligence, may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
  
  China Merchant Bank International Financial Holding (Shenzhen) Ltd. ("CMB International Financial") is Yuqi's general partner, and CMB Financial Holding (Shenzhen) Co., Ltd. ("CMB Financial") is its limited partner. Pursuant to the terms of the limited partnership agreement of Yuqi, CMB International Financial and CMB Financial share power over the disposition of Yuqi's assets, including its equity interests in Alpha Intelligence, and indirectly, the Shares. CMB Financial is also the sole shareholder of CMB International Financial and has the power to direct its investment decisions. Because of the foregoing relationship, CMB Financial may be deemed to beneficially own the Shares directly held by Alpha Intelligence as described above.
- China Merchant Bank International Financial Holding (Shenzhen) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of June 5, 2024, Alpha Intelligence Enterprises Limited ("Alpha Intelligence") held 5,487,852 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Apollomics Inc. (the "Issuer"), constituting approximately 4.99% of the issued and outstanding Class A Ordinary Shares of the Issuer (the "Shares"). Since September 26, 2024, Alpha Intelligence no longer holds any Class A Ordinary Shares or securities or other instruments convertible into Class A Ordinary Shares.
  
  Shanghai Yuqi Technology Partnership (Limited Partnership) ("Yuqi") is the sole member of Alpha Intelligence, and in such capacity, Yuqi exercises control over the appointment of directors of Alpha Intelligence, who, according to Article 9.1 of the Articles of Association of Alpha Intelligence, has all the powers necessary for managing, and for directing and supervising, the business, and affairs of Alpha Intelligence. Such power is not interpreted by Alpha Intelligence to include the voting or disposition powers over the Shares. Yuqi, by virtue of being the sole member of Alpha Intelligence, may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
  
  China Merchant Bank International Financial Holding (Shenzhen) Ltd. ("CMB International Financial") is Yuqi's general partner, and CMB Financial Holding (Shenzhen) Co., Ltd. ("CMB Financial") is its limited partner. Pursuant to the terms of the limited partnership agreement of Yuqi, CMB International Financial and CMB Financial share power over the disposition of Yuqi's assets, including its equity interests in Alpha Intelligence, and indirectly, the Shares. CMB Financial is also the sole shareholder of CMB International Financial and has the power to direct its investment decisions. Because of the foregoing relationship, CMB International Financial may be deemed to beneficially own the Shares directly held by Alpha Intelligence as described above.
- CMB International Capital Corporation Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of June 5, 2024, Alpha Intelligence Enterprises Limited ("Alpha Intelligence") held 5,487,852 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Apollomics Inc. (the "Issuer"), constituting approximately 4.99% of the issued and outstanding Class A Ordinary Shares of the Issuer (the "Shares"). Since September 26, 2024, Alpha Intelligence no longer holds any Class A Ordinary Shares or securities or other instruments convertible into Class A Ordinary Shares.
  
  Shanghai Yuqi Technology Partnership (Limited Partnership) ("Yuqi") is the sole member of Alpha Intelligence, and in such capacity, Yuqi exercises control over the appointment of directors of Alpha Intelligence, who, according to Article 9.1 of the Articles of Association of Alpha Intelligence, has all the powers necessary for managing, and for directing and supervising, the business, and affairs of Alpha Intelligence. Such power is not interpreted by Alpha Intelligence to include the voting or disposition powers over the Shares. Yuqi, by virtue of being the sole member of Alpha Intelligence, may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
  
  China Merchant Bank International Financial Holding (Shenzhen) Ltd. ("CMB International Financial") is Yuqi's general partner, and CMB Financial Holding (Shenzhen) Co., Ltd. ("CMB Financial") is its limited partner. Pursuant to the terms of the limited partnership agreement of Yuqi, CMB International Financial and CMB Financial share power over the disposition of Yuqi's assets, including its equity interests in Alpha Intelligence, and indirectly, the Shares. CMB Financial is also the sole shareholder of CMB International Financial and has the power to direct its investment decisions.
  
  CMB International Capital Corporation Limited is the sole shareholder of CMB Financial and has the power to direct its investment decisions. Because of the foregoing relationship, CMB International Capital Corporation Limited may be deemed to beneficially own the Shares directly held by Alpha Intelligence as described above.
- CMB International Capital Holdings Corporation Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of June 5, 2024, Alpha Intelligence Enterprises Limited ("Alpha Intelligence") held 5,487,852 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Apollomics Inc. (the "Issuer"), constituting approximately 4.99% of the issued and outstanding Class A Ordinary Shares of the Issuer (the "Shares"). Since September 26, 2024, Alpha Intelligence no longer holds any Class A Ordinary Shares or securities or other instruments convertible into Class A Ordinary Shares.
  
  Shanghai Yuqi Technology Partnership (Limited Partnership) ("Yuqi") is the sole member of Alpha Intelligence, and in such capacity, Yuqi exercises control over the appointment of directors of Alpha Intelligence, who, according to Article 9.1 of the Articles of Association of Alpha Intelligence, has all the powers necessary for managing, and for directing and supervising, the business, and affairs of Alpha Intelligence. Such power is not interpreted by Alpha Intelligence to include the voting or disposition powers over the Shares. Yuqi, by virtue of being the sole member of Alpha Intelligence, may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
  
  China Merchant Bank International Financial Holding (Shenzhen) Ltd. ("CMB International Financial") is Yuqi's general partner, and CMB Financial Holding (Shenzhen) Co., Ltd. ("CMB Financial") is its limited partner. Pursuant to the terms of the limited partnership agreement of Yuqi, CMB International Financial and CMB Financial share power over the disposition of Yuqi's assets, including its equity interests in Alpha Intelligence, and indirectly, the Shares. CMB Financial is also the sole shareholder of CMB International Financial and has the power to direct its investment decisions.
  
  CMB International Capital Corporation Limited is the sole shareholder of CMB Financial and has the power to direct its investment decisions.
  
  CMB International Capital Holdings Corporation Limited and CMB Wing Lung Bank Limited are the two shareholders of CMB International Capital Corporation Limited and share their power to direct investment decisions of CMB International Capital Corporation Limited. Because of the foregoing relationship, CMB International Capital Holdings Corporation Limited, may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
- CMB Wing Lung Bank Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of June 5, 2024, Alpha Intelligence Enterprises Limited ("Alpha Intelligence") held 5,487,852 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Apollomics Inc. (the "Issuer"), constituting approximately 4.99% of the issued and outstanding Class A Ordinary Shares of the Issuer (the "Shares"). Since September 26, 2024, Alpha Intelligence no longer holds any Class A Ordinary Shares or securities or other instruments convertible into Class A Ordinary Shares.
  
  Shanghai Yuqi Technology Partnership (Limited Partnership) ("Yuqi") is the sole member of Alpha Intelligence, and in such capacity, Yuqi exercises control over the appointment of directors of Alpha Intelligence, who, according to Article 9.1 of the Articles of Association of Alpha Intelligence, has all the powers necessary for managing, and for directing and supervising, the business, and affairs of Alpha Intelligence. Such power is not interpreted by Alpha Intelligence to include the voting or disposition powers over the Shares. Yuqi, by virtue of being the sole member of Alpha Intelligence, may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
  
  China Merchant Bank International Financial Holding (Shenzhen) Ltd. ("CMB International Financial") is Yuqi's general partner, and CMB Financial Holding (Shenzhen) Co., Ltd. ("CMB Financial") is its limited partner. Pursuant to the terms of the limited partnership agreement of Yuqi, CMB International Financial and CMB Financial share power over the disposition of Yuqi's assets, including its equity interests in Alpha Intelligence, and indirectly, the Shares. CMB Financial is also the sole shareholder of CMB International Financial and has the power to direct its investment decisions.
  
  CMB International Capital Corporation Limited is the sole shareholder of CMB Financial and has the power to direct its investment decisions.
  
  CMB International Capital Holdings Corporation Limited and CMB Wing Lung Bank Limited are the two shareholders of CMB International Capital Corporation Limited and share their power to direct investment decisions of CMB International Capital Corporation Limited. Because of the foregoing relationship, CMB Wing Lung Bank Limited may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
- China Merchants Bank Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of June 5, 2024, Alpha Intelligence Enterprises Limited ("Alpha Intelligence") held 5,487,852 Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Apollomics Inc. (the "Issuer"), constituting approximately 4.99% of the issued and outstanding Class A Ordinary Shares of the Issuer (the "Shares"). Since September 26, 2024, Alpha Intelligence no longer holds any Class A Ordinary Shares or securities or other instruments convertible into Class A Ordinary Shares.
  
  Shanghai Yuqi Technology Partnership (Limited Partnership) ("Yuqi") is the sole member of Alpha Intelligence, and in such capacity, Yuqi exercises control over the appointment of directors of Alpha Intelligence, who, according to Article 9.1 of the Articles of Association of Alpha Intelligence, has all the powers necessary for managing, and for directing and supervising, the business, and affairs of Alpha Intelligence. Such power is not interpreted by Alpha Intelligence to include the voting or disposition powers over the Shares. Yuqi, by virtue of being the sole member of Alpha Intelligence, may be deemed to beneficially own the Shares directly held by Alpha Intelligence.
  
  China Merchant Bank International Financial Holding (Shenzhen) Ltd. ("CMB International Financial") is Yuqi's general partner, and CMB Financial Holding (Shenzhen) Co., Ltd. ("CMB Financial") is its limited partner. Pursuant to the terms of the limited partnership agreement of Yuqi, CMB International Financial and CMB Financial share power over the disposition of Yuqi's assets, including its equity interests in Alpha Intelligence, and indirectly, the Shares. CMB Financial is also the sole shareholder of CMB International Financial and has the power to direct its investment decisions.
  
  CMB International Capital Corporation Limited is the sole shareholder of CMB Financial and has the power to direct its investment decisions.
  
  CMB International Capital Holdings Corporation Limited and CMB Wing Lung Bank Limited are the two shareholders of CMB International Capital Corporation Limited and share their power to direct investment decisions of CMB International Capital Corporation Limited.
  
  China Merchants Bank Co., Ltd. is the sole shareholder of both CMB International Capital Holdings Corporation Limited and CMB Wing Lung Bank Limited and has the power to direct their investment decisions. Because of the foregoing relationship, China Merchants Bank Co., Ltd. may be deemed to beneficially own the Shares directly held by Alpha Intelligence.

## Item 1. Issuer
Name of issuer: Apollomics Inc.
Address of issuer's principal executive offices: 989 E. Hillsdale Blvd., Suite 220, Foster City, CA 94404

## Item 2. Person Filing
Name of person filing:
(i) Alpha Intelligence Enterprises Limited ("Alpha Intelligence")

(ii) Shanghai Yuqi Technology Partnership (Limited Partnership) ("Yuqi")

(iii) CMB Financial Holding (Shenzhen) Co., Ltd. ("CMB Financial")

(iv) China Merchant Bank International Financial Holding (Shenzhen) Ltd. ("CMB International Financial")

(v) CMB International Capital Corporation Limited ("CMB Capital")

(vi) CMB International Capital Holdings Corporation Limited ("CMB Holding")

(vii) CMB Wing Lung Bank Limited ("Wing Lung")

(viii) China Merchants Bank Co., Ltd. ("CMB")

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or any of their subsidiaries or affiliates, is or are the beneficial owners of any securities covered by this Schedule 13G for any other purpose than Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
(i) Alpha Intelligence:

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands

(ii) Yuqi:

Building 1, 1st Floor, No. 251 Yaohua Road, Shanghai Pilot Free Trade Zone, shanghai, China

(iii) CMB Financial

Room 201, Building A, No.1 Qianwan 1st Road, Qianhai Shenzhen Hong Kong Cooperation Zone, Shenzhen, Guangdong, China

(iv) CMB International Financial

Room 201, Building A, No.1 Qianwan 1st Road, Qianhai Shenzhen Hong Kong Cooperation Zone, Shenzhen, Guangdong, China

(v) CMB Capital:

45-46/F, Champion Tower, Three Garden Road, Central, Hong Kong SAR, China

(vi) CMB Holding:

46/F, Champion Tower, Three Garden Road, Central, Hong Kong SAR, China

(vii) Wing Lung:

45 Des Voeux Road, Central, Hong Kong SAR, China

(viii) CMB:

19/F, China Merchants Bank Tower, No. 7088 Shennan Boulevard, Shenzhen, Guangdong, China
Citizenship:
(i) Alpha Intelligence: British Virgin Islands

(ii) Yuqi: China

(iii) CMB Financial: China

(iv) CMB International Financial: China

(v) CMB Capital: Hong Kong SAR, China

(vi) CMB Holding: Hong Kong SAR, China

(vii) Wing Lung: Hong Kong SAR, China

(viii) CMB: China

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
JOINT FILING AGREEMENT

## Signatures
- Alpha Intelligence Enterprises Ltd: /s/ Yu Wang, Director (12/20/2024)
- Shanghai Yuqi Technology Partnership (Limited Partnership): /s/ Kexiang Zhou, Representative of Managing Partner (12/20/2024)
- CMB Financial Holding (Shenzhen) Co., Ltd.: /s/ Kexiang Zhou, Director (12/20/2024)
- China Merchant Bank International Financial Holding (Shenzhen) Ltd.: /s/ Kexiang Zhou, Director (12/20/2024)
- CMB International Capital Corporation Limited: /s/ Ju Zhao, Director (12/20/2024)
- CMB International Capital Holdings Corporation Limited: /s/ Liang Wang, Director (12/20/2024)
- CMB Wing Lung Bank Limited: /s/ Liang Wang, Director (12/20/2024)
- China Merchants Bank Co., Ltd.: /s/ Liang Wang, Director (12/20/2024)